UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

SEC FILE NUMBER
0-18338
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	I-Flow Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	20202 Windrow Drive

City, State and Zip Code	Lake Forest, California 92630

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     I-Flow Corporation (“I-Flow”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 because it is continuing to conduct a review of the provisions for income taxes and related deferred income tax calculations for its continuing operations and discontinued operations as of December 31, 2006. I-Flow currently intends to file its Form 10-K as soon as practicable and in any event no later than the fifteenth calendar day following the March 16, 2007 date on which the Form 10-K was due.
     PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James R. Talevich	(949)	206-2700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
I-Flow has not yet completed its review of the provisions for income taxes and related deferred income tax calculations for its continuing operations and discontinued operations as of December 31, 2006. Consequently, I-Flow has not yet determined the net income of its continuing operations and discontinued operations for the three and twelve month periods ended December 31, 2006.
For the three months ended December 31, 2006, total revenue from continuing operations increased 38% to $27,433,000 from $19,844,000 for the fourth quarter of 2005. The loss from continuing operations before taxes for the fourth quarter of 2006 was $1,597,000, which included stock-based compensation expense of $1,442,000, as compared to a loss from continuing operations before taxes for the fourth quarter of 2005 of $6,218,000, which included stock-based compensation expense of $5,280,000. Income from discontinued operations before taxes for the fourth quarter of 2006 was $2,578,000, including divestiture expenses of $261,000. For the fourth quarter of 2005, income from discontinued operations before taxes was $1,248,000. Total income before taxes for the three months ended December 31, 2006, including both continuing and discontinued operations, was $981,000, including stock-based compensation expense of $1,665,000. This compares to a total loss before taxes for the three months ended December 31, 2005 of $4,970,000, including stock-based compensation expense of $6,074,000.
For the twelve months ended December 31, 2006, revenue from continuing operations increased 30% to $93,582,000 from $72,119,000 for fiscal year 2005. SG&A expenses from continuing operations increased 10% to $72,743,000 for fiscal year 2006 compared to $66,168,000 for fiscal year 2005. The loss from continuing operations before taxes for fiscal year 2006 was $6,931,000, which included stock-based compensation expense of $5,166,000. For fiscal year 2005, the loss from continuing operations before taxes was $15,323,000, which included stock-based compensation expense of $7,478,000. I-Flow expects to report a profit from continuing operations, after taxes, for the year ended December 31, 2006 due to an income tax benefit related to deferred taxes. Income from discontinued operations before taxes for the year ended December 31, 2006 was $7,007,000, which included expenses of $2,090,000 associated with the anticipated divestiture of the InfuSystem subsidiary. Income from discontinued operations before taxes for 2005 was $7,445,000. Total income before income taxes for the twelve months ended December 31, 2006 was $76,000, compared to a total loss before taxes for the twelve months ended December 31, 2005 of $7,878,000. The 2006 income included stock-based compensation expense of $5,562,000 compared to stock-based compensation expense of $8,563,000 for the twelve months ended December 31, 2005.
I-Flow Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 19, 2007	By	/s/ James R. Talevich
James R. Talevich
Chief Financial Officer